UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            SCHEDULE 14A INFORMATION

                    PROXY STATEMENT PURSUANT TO SECTION 14(A)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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[  ]     Soliciting Material Pursuant to Section 240.14a-11(c) or Section
         240.14a-12


                         JORDAN AMERICAN HOLDINGS, INC.
            ---------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                               Wallace Neal Jordan
           ----------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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



                                                              September __, 2001

Letter to Shareholders
To the Shareholders of Jordan American Holdings, Inc.

Dear Fellow Shareholders:

         My name is Wallace Neal Jordan. Jordan American Holdings, Inc. (the "Company") is named after me.

         I am soliciting the enclosed proxy in order to, among other things, nominate a new slate of Directors for the Company at the Annual Meeting of Shareholders scheduled for October 4, 2001, and to replace its current management.

                          Important Recent Developments

         As I expect you know, the Company's originally scheduled Annual Meeting this last May 22nd was canceled for lack of a quorum, which is a threshold minimum share representation required by law to conduct any business. What you may not know is that the meeting failed to achieve a quorum because Charles R. Clark, a Director and officer of the Company, refused to attend the meeting and represent the over 550,000 shares of stock he had the right to vote, most of which were held by trusts for my children, and because current management at the last minute solicited revocations of proxies from other shareholders.

         At first, the meeting was adjourned, which would have meant that the same shareholders of record would be entitled to vote at the reconvened meeting as would have had a right to vote on May 22nd. Within days, the meeting instead was canceled.

         I filed a lawsuit on June 27, 2001, to enjoin the issuance of additional voting shares, so that the vote of existing shareholders would not be diluted. Nonetheless, on August 6, 2001, the record date of the upcoming Annual Meeting, and despite the admonitions of the Federal Judge presiding over the lawsuit1, the Board of the Company issued 3.1 million shares of voting common stock to the Lamb Foundation in conversion of 1.5 million of its shares of non-voting preferred stock. The Company received no cash for the shares it issued, and even increased the dividend on the remaining shares of preferred, so that the Lamb Foundation will receive the same total dividends this year and next as if it had not converted any shares. As a Director, I objected, but of course was out-voted.

         According to the Company's Certificate of Incorporation, the non-voting preferred stock is and was always convertible, but only at the rate of 3.5 shares of preferred for each share of common. In other words, had the 1.5 million shares of preferred been converted pursuant to their express terms, they would have been converted into only some 430,000 shares of Common Stock, not over 3 million. I have supplemented my pending lawsuit to prevent counting these shares in any shareholder votes at the upcoming meeting, but the case has not yet been decided.

                               Wallace Neal Jordan

         That's all important background information you should know up front.

         Now, why do I want to remove current management? First, let me tell you about myself, so that you will

-------------------------
1 See transcript of hearing before the Honorable Henry R. Wilhoit, Jr., United States District Senior Judge for the eastern District of Kentucky, held on July 23, 2001, at 10:00 a.m. (the "Transcript"), attached as an exhibit to Amendment No. 4 to Schedule 13D of W. Neal Jordan, filled August 20, 2001, at page 40:
"THE COURT: All right... I am not going to issue any preliminary injunction today. I am going to reserve that. But I am going to admonish the defendant corporation that between now and whenever I can sort this out I don't want any of that stock sold."

understand why I believe my views merit your consideration.

         I have worked in securities industry since 1966.

         I founded the Company's principal operating subsidiary in 1972, and also founded its registered broker dealer in 1986. In 1991, I sold those entities to the Company, and became and have been since the principal shareholder of the Company. I currently own of record and have the right to vote over 4,350,000 shares of the Company's Common Stock. Despite the uncertainty about whether the shares issued to the Lamb Foundation will be counted at the upcoming meeting, I still own of record at least over 30% of the outstanding Common Stock.

         I have been a Director of the Company since 1993. I also have been the Chairman of the Board and Chief Executive Officer of the Company, among other positions, for most of the period from August 1995 until shortly after the May 22nd meeting was canceled, when the Board removed me from all operating positions. This has resulted in damages to me, and has subjected to potential damages the clients of Equity Assets Management who depended on me to manage their accounts. My greatest concern has been that, because I have been prevented from working for the Company, some or perhaps many clients will move their accounts to another firm. That, of course, would hurt the Company and its operating results, and therefore each and every one of you.

                  Why I Believe Management Ought to Be Removed

         I believe that current management, headed by Charles Clark and A.J. Elko, is moving the Company in the wrong direction. Specifically, I believe they are mistakenly over-emphasizing the IMPACT Total Return Portfolio and other mutual fund products managed by others, with whom the Company must share fees. In addition, I believe these fund products offer significantly less revenue potential to the Company than its historic core business of directly managing individual investor accounts. I believe current management has spent too much Company money, on personnel and travel and other marketing expenses, seeking to build this new line of business. I believe that, as a result, the Company's recent financial results have been unsatisfactory, and I believe this has adversely affected the share price of the common stock.

         I want to get the Company back on track, and make my millions of shares and your shares much more valuable.

         Towards that end, I intend to submit proposals to, among other things, remove A.J.Elko from his position as a Director, and nominate a new slate of four Directors. As discussed in more detail under the caption "The Company's Historic Base and Strength" in the proxy statement, if my slate of nominees is elected, we intend to eliminate unnecessary expenses, and would start by seeking to transition out of the Company's new, more expensive Lexington Kentucky offices. We intend to reduce personnel and related expenses by de-emphasising our marketing of mutual fund products that rely on other money managers. Based upon my knowledge of the Company and its operations, gleaned from over a decade of involvement with the Company as a senior executive, I believe that this course of action is in the best interests of all of the shareholders. Finally, I intend to resume my role as the Company's chief market technician and account manager.

         Therefore, I propose that you vote FOR the following nominees for
Director:


o Herald Stout. Mr. Stout served as a Director of the Company from December 31, 1999, until May 21, 2001, the day before the canceled Annual Meeting this past Spring, when he resigned. Mr. Stout has extensive investment experience, and was an Investment Advisor Representative and Registered Representative with the Company for more than two years, until he became a Director.

o David T. Cecere. Mr. Cecere worked for the Company from November 1, 2000, principally in marketing its services, until his employment was terminated with my own this past summer. Mr. Cecere has worked in the insurance and real estate brokerage and development businesses, and began his career as a financial analyst and an accountant.

o Joseph J. Salzano. Mr. Salzano has been a Vice President of the The Clark's Company, an English footware company, since November 1993. He has more than thirty years experience in retailing. In


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



     addition, he has been an instructor with the Bryant & Stratton Business Institute, Rochester, New York.

o Stuart F. Gray, Esq. Mr. Gray is an attorney who has maintained his own private legal practice in Boston, Massachusetts since 1972 in which he specializes in real estate matters, including purchase and sale transactions, financing transactions, tax relief, public housing and zoning.

         Please read the following Proxy Statement for more information about these nominees and my other proposals.

         I ask for your support. Please sign and date the enclosed BLUE proxy card, marking the box to vote FOR the foregoing nominees for Director of the Company, and return it in the enclosed envelope. Please vote and return the enclosed proxy, even if you intend to attend the Annual Meeting. Please do NOT sign or vote the white proxy that has been sent to you by the Company. But if you already have, you can REVOKE a management proxy simply by signing and dating the enclosed BLUE proxy, and returning it in the envelope provided.

         If you have any questions, please feel free to contact me, W. Neal Jordan, P.O. Box 238 Boxford Massachusetts 01921, phone number (978) 887-0265.

         I look forward to receiving your support, and hope to meet you in Lexington, Kentucky, at the Annual Meeting on October 4, 2001.

                                   Sincerely,



                                 W. Neal Jordan

            PLEASE SIGN, DATE AND RETURN THE ENCLOSE BLUE PROXY CARD IN THE ENCLOSED ENVELOPE. PLEASE DO NOT USE THE WHITE PROXY OF THE COMPANY, AS THAT WOULD REVOKE YOUR VOTE FOR ME AND MY NOMINEES. IF YOU VOTE THE ENCLOSE BLUE PROXY CARD, YOU WILL REVOKE ANY PROXY YOU SIGNED ON AN EARLIER DATE FOR THE COMPANY. IF YOUR SHARES ARE HELD IN YOUR BROKER'S OR BANK'S NAME, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE BLUE PROXY CARD. MR. JORDAN URGES YOU TO CONFIRM YOUR INSTRUCTIONS IN WRITING TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO MR. JORDAN AT THE ADDRESS AND TELEPHONE NUMBERS SET FORTH ABOVE, SO THAT MR. JORDAN CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.





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




                                PRELIMINARY COPY


                               PROXY STATEMENT OF
                                 W. NEAL JORDAN
                   IN OPPOSITION TO THE BOARD OF DIRECTORS OF
                         JORDAN AMERICAN HOLDINGS, INC.
                               IN CONNECTION WITH
                      A SHAREHOLDER SOLICITATION REGARDING
                      THE REMOVAL AND ELECTION OF DIRECTORS

         This Proxy Statement and the enclosed BLUE proxy card are being furnished to shareholders of Jordan American Holdings, Inc. (the "Company") in connection with the solicitation of proxies by W. Neal Jordan for use at the Annual Meeting of Shareholders of the Company or at any postponement or rescheduling thereof (the "Annual Meeting"). This Proxy Statement and enclosed BLUE proxy card are being sent IN OPPOSITION to current management of the Company and the proposals in management's Proxy Statement dated September 20, 2001 (the "Management Proxy Statement").

         The Annual Meeting will be held on Thursday, October 4, 2001, at 2:00 p.m. Eastern Daylight time, in the offices of the Company at 333 West Vine Street, Suite 206, Lexington, Kentucky 40507.

         The Board of Directors of the Company has fixed the close of business on August 6, 2001, as the record date for determining the shareholders of the Company entitled to notice of and to vote at the Annual Meeting. Only holders of record of shares of common stock of the Company, par value $0.001 ("Common Stock"), on the record date are entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote on the matters that properly come before the Annual Meeting.

         According to the Company, there were 14,217,266 shares of Common Stock outstanding on the record date. As discussed below, Mr. Jordan has moved in a pending lawsuit in the Federal District Court in Lexington, Kentucky2, to enjoin the vote of 3,100,000 shares of Common Stock issued on the record date.

         Copies of this Proxy Statement and the BLUE proxy card are intended to be mailed on or about September 21, 2001. Proxies also may be solicited in person or by mail, facsimile, or telephone by W. Neal Jordan and his nominees and advisors. Mr. Jordan similarly may solicit the revocation of proxies as necessary or advisable to oppose management. Mr. Jordan is bearing the cost of this solicitation. To date, these costs, including costs of the associated litigation, have aggregated approximately $185,000, and Mr. Jordan anticipates additional costs of approximately $30,000. If successful, Mr. Jordan will seek reimbursement of these costs from the Company. If unsuccessful, Mr. Jordan will bear these costs personally.

         You are urged to sign and date the enclosed BLUE proxy card and mail it in the enclosed envelope, whether or not you intend to attend the Annual Meeting. Unless marked otherwise, proxies will be voted:

o AGAINST management's proposal to remove Mr. Jordan from his position as a Director;

o    FOR THE REMOVAL of A.J. Elko as a Class II Director;

o FOR THE ELECTION of Herald Stout, David T. Cecere, Joseph J. Salzano and Stuart F. Gray, Esq., the nominees of Mr. Jordan, as Directors;

o    AGAINST   management's   proposal  to  amend  the  Company's   Articles  of
     Incorporation to change the name of the Company;

o AGAINST management's proposal to increase the number of shares reserved for issuance under the Company's 1991 Stock Option Plan; and

o FOR management's proposal to ratify the selection of Spicer, Jeffries & Co. as the Company's independent auditor.
-----------------
2 Civil Action No. 01-264.

         PLEASE SIGN AND RETURN THE ENCLOSED BLUE PROXY IN THE ENCLOSED ENVELOPE AND DO NOT RETURN MANAGEMENT'S WHITE PROXY. YOU WILL REVOKE ANY PROXY YOU HAVE GIVEN IF YOU SIGN A LATER DATED PROXY, SO IF YOU ALREADY HAVE RETURNED A MANAGEMENT PROXY, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY TO REVOKE IT. YOU ALSO MAY REVOKE A PROXY PRIOR TO ITS USE BY ATTENDING AND VOTING AT THE ANNUAL MEETING. IF YOU WISH TO REVOKE A PROXY GIVEN TO MR. JORDAN, YOU ALSO MAY DO SO BY SENDING HIM A WRITTEN NOTICE AT P.O. 238, BOXFORD, MASSACHUSETTS 01921.


                         REASONS FOR OPPOSING MANAGEMENT

         Mr. Jordan has begun this solicitation for proxies in opposition to current management for several related reasons.

         First, he believes that the Company, under the direction of Charles R. Clark ("Clark") and A.J. Elko ("Elko"), both Directors and officers of the Company, is being managed ineffectively and inefficiently. Mr. Jordan believes he has a more effective and realistic vision for the future of the Company.

         Secondly, and perhaps as important, he believes that the Company, under the direction of Clark and Elko, has taken actions over the last several months that are not in the best interests of the Company or its shareholders. These actions, which, together with Clark and Elko's "vision", precipitated this proxy solicitation by Mr. Jordan, are discussed below under the caption "Background to the Solicitation ".


                JORDAN'S VISION FOR THE DIRECTION OF THE COMPANY

         Mr. Jordan has worked in the investment industry since 1966 and founded the companies, including Equity Assets Management, Inc. ("EAM"), which he believes serve as the core of the Company's operations.

         Mr. Jordan believes that the Company has been under-performing under current management. As discussed in more detail below, he believes that the Company, under the control and direction of Clark and Elko, has unwisely increased expenses, and embarked on a plan that reduces the opportunity for revenue growth, all of which has been reflected in poor financial results, with the expected negative impact on the price for the Common Stock which closed at $0.10 on September 20, 2001. During the six month period ended June 30, 2001, the closing price of the Common Stock ranged from $0.20 to $0.05. This compares to a range of from $0.42 to $0.13 during the same period for the prior year.3 Moreover, The Company had a net loss for the six months ended June 30, 2001 of ($819,489) compared to net income of $498,859 for the same period in 2000.4 Mr. Jordan believes that this evidences the failure of the Company to protect shareholder value. To enhance shareholder value, he believes that the Company must cut overhead and expenses, and return to emphasizing the historic base of its operations. Of course there can be no guarantee that, even if Mr. Jordan is successful in implementing his strategy, shareholder value will increase.

         Because current management has refused Mr. Jordan's suggestions, and has continued to emphasize the marketing of mutual fund products, Mr. Jordan believes that they are unwilling to effect the necessary changes in the Company's operations and direction. In light of the recent developments discussed below, which detail some of the steps Clark and Elko recently have taken that Mr. Jordan believes are imprudent, Mr. Jordan has concluded that it is necessary to remove Clark and Elko from their positions as decision makers for the Company.
----------------

3 Item 5 "Market for Common Equity and Related Stockholder Matters", of the Company's Form 10-KSB for the fiscal year ended December 31, 2000 (the "2000 10-KSB"), filed on April 2, 2001.

4 Item 2 "Management's Discussion and Analysis", of the Company's Form 10-QSB for the Quarter ended June 30, 2000, filed on August 14, 2001.




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

         The Company's Historic Base and Strength

         The historic base of the Company's revenues and profits has been its very successful management of equity securities investment portfolios in individual accounts through its EAM subsidiary, which was founded by Jordan in 1972 and sold to the Company in 1991.

         About 70% of these individually managed accounts provide EAM with incentive fees equal to 20% of the realized and unrealized gains in the accounts5. The opportunity and potential for significant fee income and revenues from these incentive fee accounts when they are effectively managed is evident. The remaining approximately 30% of these individually managed accounts pay a fixed percentage of assets fee of approximately 1.9% annually. EAM managed approximately $38,000,000 in assets in these individual accounts at December 31, 2000, and the fees from these accounts still provide the largest portion of the Company's revenues.

         According to Nelson's "America's Best Money Managers" - 1994, EAM, under the direction of Jordan, ranked No. "1" for composites/funds under $100 million in 10-year annualized returns, at 26.23%, in the U.S. Equity (All Styles) category. EAM's more recent results remain impressive, although Mr. Jordan believes EAM had disappointing results in 2000, as did many funds during that year's difficult market environment 6.

         Despite Jordan's and EAM's proven track record over the last fifteen years, Clark and Elko instead have caused the Company to promote and emphasize the IMPACT Total Return Portfolio (the "Portfolio"), a relatively small mutual fund begun in June 1997. The Company receives a net fixed management fee of only 0.65% per year of average net assets under management in the portfolio
(a gross fee of 1.25%, from which a fee of 0.60% of average net assets must be paid to a sub-advisor), or about one-third of the rate at which fees are payable to EAM for fixed fee individually managed accounts. Despite extensive marketing expenses behind the Portfolio, including devoting personnel to serving as "wholesalers" to promote and sell the Portfolio, the net assets under management were only $4,000,000 at December 31, 20007.

         Mr. Jordan believes that it is not in the best interests of the Company to over-emphasize a product line that yields less revenue than individually managed EAM accounts and that might compete with EAM for the invested funds of the Company's clients. Mr. Jordan believes that it is in the best interests of the shareholders to return primary emphasis to the core business represented by EAM's management of individual investment portfolios, and reduce the emphasis on the Portfolio, with its higher expenses and smaller, shared fixed fees.

         Jordan also believes that the Company must cut expenses and overhead to improve its results and enhance shareholder value. For example, salary, travel and marketing expenses for the fiscal year ended December 31, 2000 increased to approximately $880,000 from about $665,000 for the prior fiscal year8, and Mr. Jordan believes that a significant portion of these expenses were primarily attributable to the promotion of the Portfolio. Also, the Company's principal executive offices were

---------------

5        "Item 1, "Business - Operations" of the 2000 10-KSB.

6 According to Nelson's "World's Best Money Managers" 2000, EAM, for the period ended December 3, 1999, ranked: 9th out of 84 composites/funds in 10-year annualized returns for U.S. Small-cap Equity; 8th out of 37 composites/funds in 10-year annualized returns for U.S. Small-cap Growth Equity; 11th out of 91 composites/funds in three-year annualized returns for U.S. Small-cap Growth Equity; 17th out of 473 composites/funds in one year returns for U.S. Growth Equities; 20th out of 1,284 composites/funds in one-year returns for U.S. Equity (all Styles); 2nd out of 104 composites/funds in one quarter returns for U.S. Small-cap Growth Equity; and 7th out of 1,292 composites/funds in one quarter returns for U.S. Equity (All Styles).

7 According to recent public releases by the Company, assets "gathered" into the Portfolio in 2001, through the end of July, amount to about $2,000,000. However, according to Yahoo! Finance, as of September 5, 2001, the net assets under management in the Portfolio only increased by approximately $260,000 from those reported as of December 31, 2000. Therefore, it is unknown whether the assets reported as "gathered" by the Company are net of assets transferred out of the Portfolio during such period.

8 See "Consolidated Statement of Operations - Operating Expenses" in the 2000 Form 10-KSB. Based on Mr. Jordan's personal knowledge as a former senior executive of the Company, a significant portion of this increase was due to the fact that at least one new employee was hired exclusively to market the Portfolio at a salary of approximately $50,000, and at least one previous hire approved by the Board of Directors of the Company for clerical/office position at a salary of approximately $30,000, has instead been given the primary job responsiblity of marketing the portfolio.

moved from Steamboat Springs, Colorado, to more expensive quarters in Lexington, Kentucky, which move, Mr. Jordan believes, was unwarranted. Mr. Jordan believes that overhead of the Company can and should be cut, including by de-emphasizing the Portfolio and closing the Lexington office, in order to preserve the Company's assets.

                         BACKGROUND TO THE SOLICITATION

         Mr. Jordan believes that the Company, under the direction of Clark and Elko, has taken actions over the last several months that are not in the best interests of the Company or its shareholders. These actions, which, together with Clark and Elko's "vision", precipitated this proxy solicitation by Mr. Jordan, are discussed below.

         Clark and Elko's "Vision"

         Sometime in 1999, Clark and Elko began to emphasize the Portfolio, a mutual fund begun in June 1997. The Portfolio's funds are managed by others, not by the Company. All fees are shared with the "sub-advisor" who actually manages the fund.9 The Company thus does not have direct responsibility for or control over the funds invested, and thus need not depend on an experienced investment professional, like Mr. Jordan.

         In the Spring of 2001, Mr. Jordan became concerned over the emphasis on and expense of marketing the Portfolio, the high overhead and expenses of the Lexington office, and the Company's poor financial results. He discussed his concerns with Clark and Elko, and was asked to give the Portfolio another few months to prove itself.

         Shortly thereafter, Elko proposed to sell EAM to Mr. Jordan in exchange for his shares of Common Stock. To Mr. Jordan's knowledge, this plan had not previously been discussed or presented to any of the then Directors of the Company, other than Clark and Elko. Since EAM always has been the principal source of revenue and profits for the Company, Mr. Jordan did not understand how the Company could then continue to survive, and he asked Elko to put the proposal in writing.

         On May 14, 2001, Elko traveled to Massachusetts to meet with Mr. Jordan, even though Mr. Jordan insisted that any business could be conducted over the phone without wasting the Company's money on the expense of the trip. At that meeting, Elko, presented a written plan to redeem Mr. Jordan's shares of Common Stock in exchange for EAM.

         Jordan rejected this proposal out of hand. A quick review confirmed his concerns that the proposal, while beneficial to him personally, would not be in the best interests of the public shareholders of the Company. It seemed clear to Mr. Jordan that if the Company were stripped of its core operations it would not have sufficient cash flow from its remaining operations to survive long, particularly in light of the relatively high expenses of those remaining operations in relation to the revenues they generated. The proposal did, however, reinforce his concern about the poor judgment of Clark and Elko.

         Shortly after this May 14th meeting, Clark called Mr. Jordan and was told, in substance, that Mr. Jordan questioned the ability and good judgment of Clark and Elko.

         These concerns and questions persisted and troubled Mr. Jordan over the ensuing week.

         The Aborted Annual Meeting

         The Annual Meeting of the Company previously was scheduled for May 22. It began on time at 10:00 a.m.

         When the vote was called, Mr. Jordan decided he had no choice but to vote the 33.5% of the outstanding shares owned by him against the slate of directors that had been proposed by Clark (who was up for re-election) and Elko.

         Upon conclusion of the vote, Elko announced that a quorum was not present and adjourned the Annual

-------------------
9 See footnote 4.

Meeting until May 29, 2001. This surprised Mr. Jordan, because according to North American Transfer Co., the transfer agent for the Common Stock, enough proxies had been submitted so that a quorum was exceeded by more than 650,000 shares of Common Stock.

         It appears that at 9:59 a.m. local time, Clark revoked the proxy he had delivered as trustee for 550,600 shares owned by trusts for the benefit of Mr. Jordan's children, as well as a proxy for 1,000 shares he himself owned. In addition, it appears Clark and Elko solicited the revocation of duly executed proxies delivered by other shareholders. A revocation purportedly was received at 9:43 a.m. local time of proxies for an additional 200,405 shares owned by M. Clare Gilchrist, Jr., a management nominee for director.

         For approximately two hours after the meeting was adjourned, Elko and Clark continued to attempt to persuade Mr. Jordan to accept their offer to sell him EAM. Mr. Jordan continued to refuse.

         Later in the day on May 22nd, Elko summoned Jordan to his office. Clark was present, and Elko announced that the meeting constituted a Special Meeting of the Board. Elko and Clark voted to remove Mr. Jordan, then the Chairman and Chief Executive Officer of the Company, from all his positions as an officer of the Company and its affiliates.

         On May 30, 2001, at another Special Meeting of the Board, which Mr. Jordan did not attend, Clark and Elko elected Gerald L. Bowyer and Richard Williams, a representative of The Kirkland S. and Rena B. Lamb Foundation (the "Lamb Foundation"), to fill vacancies on the Board of Directors resulting from the resignation of Herald Stout on the day before the canceled Annual Meeting, and the resignation of Ms. Terri W. Abady, a director who was not standing for re-election who had resigned on May 28, 2001.

         Mr. Stout is a nominee of Mr. Jordan and has agreed to again serve as a Director.

         Finally, on May 25, 2001, the Company issued a press release announcing that the Annual Meeting would not be reconvened, and that a new Annual Meeting with a new solicitation would be scheduled later in the year.

         If the adjourned Annual Meeting had been reconvened, the same record date would have applied, and the same shareholders of record would have had the right to vote. Mr. Jordan believed that a new record date was being planned so that Clark and Elko and their appointees to the Board could issue additional shares of Common Stock. The result of any such issuance would be to dilute the vote of all existing shareholders, and thereby, affect the vote at the new Annual Meeting.10

         The Pending Litigation

         Therefore, on June 27, 2001, Mr. Jordan filed an action in the United States District Court for the Eastern District of Kentucky (Civil Action No. 01-264) against the Company, Clark and Elko (the "Pending Litigation"), and moved for a preliminary injunction seeking to enjoin the Company, among other things, from issuing shares of Common Stock or any other securities with voting rights. Mr. Jordan also sought to have Clark removed as trustee of the trusts for Mr. Jordan's children, which own 550,600 shares of Common Stock; Clark has since resigned.

         The motion was to be heard on July 2, 2001, but was put off until July 23, 2001, because the defendants agreed, among other things, not to issue shares of voting capital stock pending the hearing.

         At the July 23rd hearing, the Court considered the dilution to the vote and interests of shareholders of the Company if previously authorized but unissued shares of Common Stock were issued prior to an annual meeting of shareholders. Among other things, the Court said:

------------------------
10 Indeed, the Company, Clark and Elko admit that the issuance of common stock to the Lamb Foundation dilutes the vote of all stockholders, and was done to affect the vote at the Annual Meeting, which they believe is justified. See Memorandum in Opposition to Plaintiffs' Motion for Injunctive Relief served August 17, 2001 in the Pending Litigation.

                  "[T]here should not be any sales of these authorized shares until this matter is taken care of." 11

                  "I am not going to issue any preliminary injunction today. I am going to reserve that. But I am going to admonish the defendant corporation that between now and whenever I can sort this out I don't want any of that stock sold." 12

         The Court noted that there had been no reason to support the issuance of additional shares due to undercapitalization of the Company.13 Counsel for the Company, Clark, and Elko, represented to the Court that (i) the Company had no current intention of issuing more shares of Common Stock14, and (ii) there were no documents that would indicate that the Lamb Foundation, the owner of all outstanding shares of the Company's non-voting convertible preferred stock, had a present intention to convert the preferred stock15.

         The Court also made clear that the Company was not to adjust the $3.50 per share conversion price of the 3,500,000 shares of non-voting preferred stock16, which according to their terms, as established by an Amendment to the Company's Certificate of Incorporation, were convertible into an aggregate of 1,000,000 shares of Common Stock.

         Despite these clear admonitions, merely two weeks later, on Monday, August 6, 2001, the record date for the upcoming Annual Meeting, the Board of Directors of the Company approved (i) issuing 3.1 million shares of

------------------------
11   Transcript at page 30.

12  See footnote 1.

13 Transcript at page 37, "THE COURT: There has been no allegation that this corporation is undercapitalized that I have heard from this point."

14 Transcript at, for example, pp. 44 to 45, [discussing the issuance of authorized but unissued shares of Common Stock] "THE COURT: All right. You started to give me a direct answer, and then you hedged it. And do what? What would your position be [if the Company issued additional shares]? MR. SCOTT (Counsel for Clark in his individual capacity as trustee of the trusts for Jordan's children): That we would have to take the corporation to task, Your Honor. THE COURT: That's right. Now, did you hear what Mr. Scott said?" MS. MCCLELLAND (counsel for the Company): Yes, Your Honor. You know what the problem is, Your Honor? The company has no plans to do this. There is no secondary offer drafted. It hasn't been drafted." (Transcript at page 44) "MS. MCCLELLAND: We don't have any plans to. THE COURT: Then why did you -- where do you practice in Florida? MR ZEMEL (counsel for the Company): Yes, Your Honor. THE COURT: Where? MR. ZEMEL: Ft. Lauderdale. THE COURT: Well, why did you come up here all the way from Ft. Lauderdale to tell me to issue a preliminary injunction is wrong when as a matter of practical matter this stock couldn't be sold between now and August 8th [the record date for the Annual Meeting] anyway? MR. ZEMEL: The answer is, Judge, that the company -- I don't know, when you say the company can't. I know the company has no immediate plans." (Transcript at page 45)

15 Transcript at page 51, "THE COURT: Do you have any documents that would indicate that the Lamb Corporation (sic, means Foundation) had a present intent to convert? MS. MCCLELLAND: Not that I know of, no."

16 "THE COURT: All right. Now, how many shares of common would the three million (sic, actually 3.5 million) preferred get? MS. MCCLELLAND: I believe, Your Honor, it is a three to one. So they have three-and-a-half million preferred shares, and they could convert that on a third. So look at it as a third, so they get approximately 1.1-1/2 common shares - THE COURT: Million common? MS
MCCLELLAND: - common shares if they pay $3.50 to convert." (Transcript at page
50) "MS. GREENWELL: Of course, your Honor, the board, which is now Mr. Elko and Clark and a representative of the Lamb Foundation, would have the ability to change that [the conversion rate] absent some order from this Court. THE COURT:
Well, if he did -- I would just like to know what he looked like." (Transcript at page 51)

Common Stock in exchange for only 1.5 million shares of preferred stock, and
(ii) increasing the dividend rate on the shares of preferred stock remaining owned by the Lamb Foundation for the remainder of 2001 and 2002. Clark, Elko and Mr. Bowyer voted for this transaction, Mr. Jordan voted against, and Mr. Williams, the representative of the Lamb Foundation, recused himself.

         The issuance to the Lamb Foundation of the 3.1 million voting shares in exchange for only 1.5 million shares of non-voting preferred, was done notwithstanding the fact that all 3.5 million shares of the preferred, in accordance with their original terms, were convertible into only 1 million shares. According to their original terms, the 1.5 million shares of preferred stock should have been converted into less than 430,000 shares of Common Stock, not over 3 million. This was done pursuant to a transaction in which the Company received no cash for the shares. Moreover, the Lamb Foundation will be entitled to receive increased semi-annual dividends on the shares of preferred stock it has retained so that it will receive precisely the same dividend income through 2002 as it would have received if it had not converted any shares.

         Accordingly, on August 7, 2001, the day after the Board issued the shares to the Lamb Foundation, Mr. Jordan filed a motion for a preliminary injunction in the Pending Litigation to enjoin the voting of these 3.1 million shares. That motion remains pending.


               THE PROPOSALS TO BE ACTED ON AT THE ANNUAL MEETING

         The following proposals are, to Mr. Jordan's knowledge, the matters to be acted upon at the Annual Meeting:

         1.  Removal of Neal Jordan as a Director

         This proposal has been presented by management of the Company, and Mr. Jordan recommends that you vote AGAINST this proposal.

         Mr. Jordan's attributes and his vision for the Company, and the contrasting vision of current management, are discussed above, and explain why Mr. Jordan believes it is necessary that he remain in a position of authority to affect the future of the Company.

         However, management has made a series of allegations about Mr. Jordan in Management's Proxy Statement. Mr. Jordan believes he must respond to what he views as the most egregious of these allegations.

         The Management Proxy Statement alleges that Mr. Jordan has plans to use the Company's funds to wager on sporting events. This allegation has been offered as the basis both for management's proposal to remove Mr. Jordan from the Board of Directors and for virtually all of the actions of Clark and Elko that have been challenged in the Pending Litigation.

         Mr. Jordan categorically denies that he has or had any intention of causing the Company to use any of its funds for gambling purposes.

         The statement attributed to Mr. Elko in Management's Proxy that Mr. Jordan suggested the Company should use its funds for betting on sports games is a blatant lie. The fact of the matter is that the idea of exploring the legal parameters of a controlled sports betting investment program in which interested clients could participate through independent limited partnerships, and the Company would receive additional revenues in the form of a management fee or otherwise, was preliminarily referred to multiple legal counsel at the request of both Elko and Mr. Jordan in the Spring of 2001. However, in order to be implemented, any such program would require the approval of the Board of Directors of the Company and, at any rate, it was quickly concluded that such a strategy was inappropriate for a public company.

         In fact, to lay this issue to rest in the Pending Litigation so that the true substantive issues could be addressed, Mr. Jordan, through his counsel, unconditionally offered to subject himself to a permanent injunction to the effect that he would not "cause or permit JAHI, directly or indirectly, to use any of its funds, or any clients funds invested with JAHI, for sports wagering or other betting, or in any manner to invest those funds illegally." However, counsel for Clark and Elko rejected such offer. 17

         The Court for the Pending Litigation has previously noted the hollowness of the gambling issue. As the presiding Federal Judge stated at the July 23, 2001 hearing, "Now, let me set your mind at ease. I think that after this lawsuit has been filed and the information has been gleaned, I think your sports betting issue has gone a glimmering. I don't think [Mr. Jordan] would ever attempt to take corporate money to Las Vegas and bet on sporting events. Now, I just - I just don't believe that is going to happen."18

         Although Mr. Jordan never suggested that even one penny of the Company's funds be used for gambling, whether on sports or overly risky options or derivatives, management continues to make this allegation the centerpiece of its personal attacks on Mr. Jordan.

         Mr. Jordan believes his record speaks for itself. He founded EAM, the principal operating subsidiary of the Company, and was the President of Equity Assets Management and the Chief Investment Officer as well as the Chairman of the Board of the Company until June of this year. Mr. Jordan hopes the personal attacks made by management throughout their solicitation materials will not distract shareholders from the important substantive issues at stake in the upcoming annual meeting.

         Mr. Jordan recommends that you vote AGAINST the proposal to remove him as a Director.

         2.   Removal of Elko as a Class II Director

         Again, the contrasting visions of Mr. Jordan and current management have been discussed above. Mr. Jordan does not believe that Elko would be willing or capable of supporting the "new" direction, returning the Company to its profitable roots, that he has proposed. He therefore believes that the Elko, whose term otherwise would expire in 2003, must be removed.

         Mr. Jordan recommends that you vote FOR this proposal.

         3.       Election of Directors

         The Company's Articles of Incorporation provide that the Board be divided into three classes, with all Directors in each class serving staggered three-year terms or until their respective successors are qualified and elected.

         Mr. Jordan is a Class I Director, re-elected in 1999 to serve until the 2002 Annual Meeting of Shareholders. As disclosed above, in "Background to the Solicitation; The Pending Litigation," Mr. Jordan is a party to the Pending Litigation and has asserted claims against the Company.

         Herald Stout and David Cecere have been nominated by Mr. Jordan for election as Class II Directors, to serve until the 2003 Annual Meeting of Shareholders, or until their respective successors are elected or appointed.

         Joseph Salzano and Stuart F. Gray, Esq., have been nominated by Mr. Jordan for election as Class III Directors, to serve until the 2004 Annual Meeting of Shareholders, or until their respective successors are elected or appointed.

-------------------
17 See exhibits to Affidavit of Karen J. Greenwell, Esq., dated August 23, 2001, filed in the Pending Litigation in support of Plaintiffs' Reply to Defendants' Opposition to Motion for Injunctive Relief.

18  Transcript at page 39.

         Set forth below is information concerning each of Mr. Jordan's nominees for election as a director.

Name Business Address              Principal Occupation               Age

Herald Stout                       Investment Management              40
P.O. Box 772371
Steamboat Springs, CO 80477

David T. Cecere                    Marketing                          39
790 Turnpike Street
North Andover, MA

Joseph Salzaro                     Vice President, Sales              64
156 Oak Street                     Clark Co.
Newton Upper Falls, MA  02464

Stuart F. Gray, Esq.               Attorney                           59
29 Commonwealth Avenue             Law Offices of Stuart Gray
Boston, MA 02116
----------------------

         Herald Stout served as a Director of the Company from December 31, 1999, until he resigned on May 21, 2001, the day prior to the canceled annual meeting of shareholders of the Company that led to this solicitation. Mr. Stout was an Investment Advisor Representative with the Company and a Registered Representative of IMPACT Financial Network, Inc from June 4, 1997 to December 31, 1999. During that time, he traded options and securities perceived to have a strategic advantage based on volatility. Mr. Stout is a principal of Vantage Capital Corporation, for which he has managed real estate investments for more than the last five years. Mr. Stout received his Bachelor of Science Degree in Finance from the College of Business at Virginia Tech in 1983.

         David T. Cecere worked for the Company from November 1, 2000, until his employment was terminated this past Summer in conjunction with management's disputes with Mr. Jordan. Mr. Cecere principally marketed the services of EAM and solicited new accounts. From July 1995 until November 1, 2000, Mr. Cecere was self-employed in the insurance and commercial real estate brokerage business. Prior thereto, Mr. Cecere had been employed as an accountant for The Boston Company and as a financial analyst for the Bank of Boston. Mr. Cercere graduated from the College of the Holy Cross in 1985 with a B.A. in sociology.

         Joseph Salzano has been Vice President of Retail Operations for The Clarks Companies, an English footwear concern, for more than the past five years. He has more than thirty years' experience in retailing, including as Director of Retail Operations for The Rockport Company. Mr. Salzano has conducted motivational and business seminars throughout North America, and has been a guest speaker at national and regional footwear shows. In addition, he has been an instructor with the Bryant & Stratton Business Institute, Rochester, New York. Mr. Salzano's experience in marketing and selling, and in motivating others, is expected to benefit the Company's marketing of its services and products.

         Stuart F. Gray, Esq. has been a practicing attorney in Boston, Massachusetts since receiving his J.D. from the New England School of Law in 1968. Since 1972, following fours years of service as Assistant Corporation Council for the City of Boston, he has maintained his own private legal practice in which he specializes in real estate matters, including purchase and sale transactions, financing transactions, tax relief, public housing and zoning. Mr. Gray graduated in 1965 from Syracuse University with a B.A. in political science. As of August 2001, Mr. Gray has replaced Clark as the trustee of the trusts for the benefit of Mr. Jordan's children.

         As set forth on Appendix I attached hereto, with the exception of Mr. Jordan, none of the nominees engaged in any transactions in securities of the Company during the past two years. Except as stated herein, no nominee or any of their associates has any agreement or understanding with respect to future employment by the Company and no such person has any agreement or understanding with respect to any future transactions to which the Company will or may be a party. Appendix 1 also sets forth certain information with respect to Mr. Jordan's and the nominees' beneficial ownership of Common Stock.

Director Compensation

            According to the Management's Proxy, beginning in 2001, the Company pays each non-employee Director of the Company $1,000 per quarter for regular Board meetings, $250 for each special Board meeting attended and $250 for each committee meeting attended. In addition, pursuant to the Company's 1991 Stock Option Plan, as amended (the "Plan"), mandatory grants of options to purchase the following number of shares of the Company's Common Stock are to be awarded to Directors on an annual basis: 12,500 shares for serving as a Director; 1,250 shares for serving on one or more committees, and 1,250 for serving as Chairman of one or more committees. Under the Plan, all options granted to Directors (i) have a maximum term of ten years from date of grant, (ii) have a minimum exercise price of 100% of the fair market value of the Company's common stock on the date of grant and (iii) vest immediately upon the date of grant.

Employment Arrangements

            Although Mr. Jordan has not entered into any written agreement to such effect, it is expected that, if Mr. Jordan nominees are elected, Mr. Jordan will enter into an employment agreement with the Company. The actual terms of any such employment agreement would depend on the financial condition of the Company and be subject to the approval of the Board of Directors of the Company. In addition, it is expected that Mr. Cecere, a nominee for director, will become a marketing executive for the Company, if Mr. Jordan's nominees are elected.

            Except as described herein, no nominee nor any of their associates
(i) has engaged in or had a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party, where the amount involved was in excess of $60,000, or
(ii) borrowed any funds for the purpose of acquiring or holding any securities of the Company or is presently, or has been within the past year, a party to any contract, arrangement or understanding, with any person with respect to securities of the Company.

                  Each of the Nominees has delivered a written consent to Mr. Jordan consenting to his nomination and agreeing to serve as a director of the Company if so elected.

         Mr. Jordan recommends that you vote FOR the election of his proposed nominees.

         4. Amendment to the Articles of Incorporation to Change the Name of the Company.

         The Company has proposed to change the name of the Company to "IMPACT Holdings, Inc." Mr. Jordan believes this was proposed, even before current management sought to oust him, in order to distance the Company from him and his importance to the Company's success. Because Mr. Jordan is committed to working hard on behalf of all shareholders to return the Company to greater profitability, this change is unnecessary.

         Mr. Jordan recommends that you vote AGAINST this proposal.

         5. Increase the number of shares reserved for issuance under the Company's 1991 Stock Option Plan.

         The Company has proposed to amend the Company's 1991 Stock Option Plan to increase to 4,000,000 from 2,000,000 the number of shares of Common Stock reserved for issuance pursuant to options. If approved, options for these shares could be granted by the Board of Directors, in its discretion without further shareholder review or approval, into friendly director or employee hands, which would have the effect of increasing management's voting control over the Company, much in the same manner that the issuance of 3,100,000 previously authorized but unissued shares of Common Stock to the Lamb Foundation on the record date for the

Annual Meeting will affect the vote at that meeting. While stock options are a legitimate compensation tool, until you are sure that current management has been voted out, Mr. Jordan believes it is inadvisable to grant the Board control over more shares.

         Mr. Jordan recommends that you vote AGAINST this proposal.

         6.       Ratification of Selection of Independent Auditors

         The Company requests that you approve the selection of Spicer, Jeffries & Co. ("Spicer") as the Company's independent auditors.

         Mr. Jordan has no basis at this time to believe that Spicer has not acted and will not continue to act independently and competently in this role. Mr. Jordan believes that in fact continuing the services of Spicer may facilitate his transition back into the position of actively managing the Company. Spicer may, for example, be helpful in understanding policies implemented and actions taken by the current management, and how they were accounted for from a financial perspective.

         Mr. Jordan recommends that you vote FOR the approval of the selection of Spicer.

         VOTING AND QUORUM AT THE ANNUAL MEETING

         The Board of Directors of the Company has fixed the close of business on August 6, 2001, as the record date for determining the shareholders of the Company entitled to notice of and to vote at the Annual Meeting. Only holders of record of shares of Common Stock on the record date are entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote on the matters that properly come before the Annual Meeting.

         According to the Company, there were 14,217,266 shares of Common Stock outstanding on the record date. A quorum for the transaction of business at the Annual Meeting is constituted by a majority. Therefore, based upon the foregoing number of outstanding shares, the presence, in person or by proxy, of 7,108,634 shares of Common Stock at the Annual Meeting will constitute a quorum.

            The election of Directors will be by a plurality of votes cast, either in person or by proxy, at the Annual Meeting. The approval of the proposals covered by this Proxy Statement, other than the election of Directors, will require an affirmative vote of the holders of a majority of the shares of Common Stock of the Company voting in person or by proxy at the Meeting.

         As discussed above, under the caption "Background; The Pending Litigation", Mr. Jordan has moved in a Pending Litigation to enjoin the voting of the 3,100,000 shares of Common Stock issued on the record date to the Lamb Foundation.

                                   HOW TO VOTE

         You may vote your shares by attending the Annual Meeting, or by filling out, signing and dating the enclosed BLUE proxy card and mailing it in the enclosed envelope. You are urged to execute and return the enclosed BLUE proxy, even if you intend to attend the Annual Meeting. Proxies will be voted in accordance with your direction.

         Unless marked otherwise, proxies will be voted:

o AGAINST management's proposal to remove Mr. Jordan from his position as a Director;

o    FOR the removal of A.J. Elko as a Class II Director;

o FOR the election of Herald Stout, David T. Cecere, Joseph J. Salzano and Stuart F. Gray, Esq., the nominees of Mr. Jordan, as Directors of the Company;

o AGAINST management's proposal to amend the Company's Articles of Incorporation to change the name of the Company;

o AGAINST management's proposal to increase the number of shares reserved for issuance under the Company's 1991 Stock Option Plan; and

o FOR management's proposal to ratify the selection of Spicer, Jeffries & Co. as the Company's independent auditor.

         Unless you mark the proxy to withhold authority, the proxy holders will vote your shares covered by the proxy in their discretion with respect to any other matters that properly come before the Annual Meeting or any adjournment or rescheduling thereof.

         If your shares are held for you by a bank or brokerage firm, your broker cannot vote your shares unless he or she receives your specific instructions. Please call your bank or broker and instruct your representative to vote the blue proxy card in accordance with the recommendations contained in this Proxy Statement.

                             YOUR VOTE IS IMPORTANT

         Your vote is important. No matter how many or how few shares of Common Stock you own, please sign, date and mail the enclosed blue proxy card today in the provided envelope so that Mr. Jordan will receive it before the October 4th meeting.

         If you have already returned a Board of Directors' proxy card before receiving this proxy statement, you have every right to change your vote by signing and returning the enclosed BLUE proxy card. Only your latest dated properly executed proxy will count at the annual meeting. Make certain that your most recent proxy is Mr. Jordan's BLUE proxy.

                             ADDITIONAL INFORMATION

         The Company's proxy statement contains additional information regarding the Company's nominees for election to the Board, the other directors and officers of the Company, committees of the Board, and the eligibility requirements for shareholder proposals intended to be submitted at the Company's 2002 annual meeting of shareholders. In addition, shareholders can obtain additional information by contacting W. Neal Jordan, at P.O. Box 238 Boxford Massachusetts 01921, phone number (978) 887-0265.

 Appendix 1       SUPPLEMENTAL NOMINEE AND OTHER INFORMATION

Set forth below is (a) the name and business address of each of the participants and their associates in the solicitation made pursuant to this Proxy Statement, and (b) the dates, types and amounts of each participant's purchases and sales of the Company's securities within the past two years. The only participants are the director nominees and Neal Jordan.

Name and                                                   Number of
Business Address            Date of Transaction        Securities Purchased
Neal Jordan
    P.O. Box 238
    Boxford, MA  01921....         8/4/01                    696,000 (1)
                                  7/27/01                     10,000
                                  7/27/01                     10,000
                                  7/26/01                     20,000
                                  7/26/01                     15,000
                                  7/24/01                     45,000
                                  5/16/01                     47,000
                                  5/22/01                     10,000
                                  5/21/01                     10,000
--------------------
(1) These shares were acquired upon the exercise of an option held by Mr.
Jordan.


                          VOTING SECURITY OWNERSHIP OF
                      NEAL JORDAN AND THE DIRECTOR NOMINEES

         Based on the Company's proxy statement, there were 14,217,266 shares of the Company's common stock outstanding as of the record date. The number of shares beneficially owned Mr. Jordan and the nominees for directors as of August 6, 2001, the record date for the Annual Meeting, are as set forth in the table below. Neal Jordan and each director nominee has the sole power to vote and to dispose, or to direct the disposition of, his or her shares of the Company's stock.

Name                               Number of Shares        Percentage of Class
----                               ----------------        -------------------
Neal Jordan                         4,836,483 (1)                 32.9%
Herald Stout                          90,750 (2)                    *
David T. Cecere                          -0-                        --
Joseph J. Salzano                        -0-                        --
Stuart F. Gray (2)                   550,600 (3)                   3.8%
--------------------------------------
   *  Less than one percent

(1) Includes 334,095 shares issuable upon exercise of IPO Underwriter's warrants and stock purchase warrants included therein owned by Mr. Jordan; 42,500 shares issuable upon exercise of public warrants owned by Mr. Jordan; and 109,232 shares issuable upon exercise of options granted to Mr. Jordan. Excludes 550,600 shares held in certain irrevocable trusts established for Mr. Jordan's children, as to which trusts Mr. Jordan recently appointed a new trustee after the resignation of Charles R. Clark as the trustee.

(2) Includes 16,250 shares issuable upon exercise of options granted to Mr. Stout, 10,000 shares owned by an entity in which Mr. Stout has a 12.555% ownership interest, 1,000 shares owned by his wife's individual retirement account ("IRA"), 4,000 shares owned by his father's IRA and 4,500 shares owned by his mother's IRA. Mr. Stout disclaims any beneficial interest in the shares owned by those three IRAs.

(3) Consists of 550,600 shares of which Mr. Gray is the trustee for certain trusts established for Mr. Jordan's children.

                                PRELIMINARY COPY

                             FORM OF BLUE PROXY CARD


             THIS PROXY IS BEING SOLICITED ON BEHALF OF NEAL JORDAN
      AND IS NOT BEING SOLICITATED BY THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned hereby appoints W. Neal Jordan, as proxy, with the power to appoint his substitute, and hereby authorizes him to represent and to vote as designated below, all of the shares of Common Stock of Jordan American Holdings, Inc. held on record by the undersigned on August 6, 2001 at the Annual Meeting of Shareholders to be held on October 4, 2001 in Lexington, Kentucky, or any adjournment or rescheduling thereof.

1.       REMOVAL OF NEAL JORDAN AS A DIRECTOR

                  For  /____/       Against  /____/           Abstain  /____/

2.       REMOVAL OF ELKO AS A CLASS II DIRECTOR

                  For  /____/       Against  /____/           Abstain  /____/

3.       ELECTION OF DIRECTORS


         INSTRUCTION:

         List of Nominees is as follows:

                  Herald Stout              Class II Director
                  David Cecere              Class II Director
                  Joseph Salzaro            Class III Director
                  Stuart F. Gray, Esq.      Class III Director

         For all nominees listed above: /____/

         Withhold authority to vote all nominees listed above: /____/

         To withhold authority to vote for any individual nominee, please write their name(s) in the following space.


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

          PLEASE COMPLETE THE REVERSE SIDE OF THIS PROXY BEFORE MAILING

         4. AMENDMENT TO THE ARTICLES OF INCORPORATION TO CHANGE THE NAME OF THE COMPANY.

                  For  /____/       Against  /____/           Abstain  /____/

         5. INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE UNDER THE COMPANY'S 1991 STOCK OPTION PLAN

                  For  /____/       Against  /____/           Abstain  /____/

         6.       RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

                  For  /____/       Against  /____/           Abstain  /____/

         7. In their discretion, the proxies are authorized to vote on such other business as may properly come before the meeting.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action that the herein named attorneys and proxies, their substitutes, or any of them have taken or may lawfully take by virtue hereof.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR proposals 2, 3, and 6; and AGAINST proposals 1, 4, and 5.

Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.


Dated:   _________________________, 2001


                                      -----------------------------------
                                                             (Print Name)

                                      -----------------------------------
                                                              (Signature)

                                       ----------------------------------
                                             (Signature, if held jointly)



Please mark, sign, date and return this proxy card promptly, using the enclosed envelope.